Exhibit 4.16

ASSIGNMENT OF ADVISORY AGREEMENT

THIS ASSIGNMENT OF ADVISORY AGREEMENT (this “Assignment”) made as of the 12th day of December, 2013 by CRESUD S.A.C.Y.F. y A., an Argentinean company, having an address at Moreno 877, 23rd Floor, (“Assignor”), to BRASILAGRO COMPANHIA BRASILEIRA DE PROPRIEDADES AGRICOLAS, a Brazilian corporation, having an office at Av. Faria Lima Nº 1309, 5th Floor, São Paulo, Brazil,(in such capacity, together with its successors and permitted assigns, “Assignee”).

In consideration of One Million Two Hundred Thousand USA Dollars US$1.200.000 (“Assignment Price”) sum which shall be payable as follows:

Assignee shall deposit with in Assignor´s Account N° 36886229from Citibank NY USA,Swift: CITIUS33, ABA: 021000089 on the within 2 (two) Business Days from the date hereof, by Bank transfer, an amount equal to Three Hundred Thousand US Dollars (US$300.000) (the “Downpayment”), and

The balance of the Assigment Price in the amount Nine Hundred Thousand US Dollars (US$ 900.000) shall be paid in one year from the date hereof (the “Balance Payment Date”), together with any interests accrued pursuant to the provision below, to Assignor by wire transfer of immediately available funds to Assignor. If the Balance Payment Date is not a business day the payment shall be made the next business day available, time being of the essence. “Business Day” or “business day” shall mean, any calendar day other than Saturday and Sunday or other day on which commercial banks in the cities of São Paulo/SP, Brazil are authorized by applicable law to close.

The balance amount of the Assignment Price detailed above shall accrue an annual interest rate of seven percent (7%), pro rata, during the period beginning on the date hereof and ending on the day of the actual payment of such balance.

Assignor shall receive the amounts detailed herein free from any tax, cost or fee retention.

The evidence of the electronic transfer of the amounts indicated above to the bank account of the Assignor indicated above shall serve as payment slip and receipt of settlement for all due purposes and effect of law.

Assignor does hereby assign, transfer and set over unto Assignee, all of the right, title and interest Assignor has in the Advisory Agreement attached hereto as Exhibit A and made a part hereof (hereinafter called the “Advisory Agreement”), together with all future income, profits, fees and other benefits thereof arising from said Advisory Agreement, all modifications, renewals and extensions thereof and any guaranties, if any, of the Assignor’s obligations under said existing contract.

Assignor hereby covenants and warrants to Assignee, that Assignor has not executed any prior assignment of the Advisory Agreement which shall be effective after the date hereof, other than to Assignee, nor has Assignor performed any act or executed any other instrument which might prevent Assignee from operating under any of the terms, provisions, covenants and conditions of this Assignment or which would limit Assignee in such operation; and Assignor further covenants and warrants to Assignee that Assignor has not executed or granted any modification whatsoever of the Advisory Agreement, except as herein indicated, and that the Advisory Agreement is in full force and effect, and that there are no material defaults now existing under the Advisory Agreement.

Promptly after the fund are received in the Assignor, Assignor will send a notice similar to the letter detailed in Exhibit B, to comply with Section 9.07. of the Advisory Agreement. Following the receipt of such letter by Cresca S.A. (“Cresca”), the Assignee shall be vested in all rights and obligations arising from or in connection with the Advisory Agreement. Any and all amounts due to Cresca in connection with the indemnification obligations set forth in Article VIII of the Advisory Agreement or with any applicable law (in any such cases related to facts occurred prior to the assignment consubstantiated herein) that are claimed from the Assignee shall be immediately reimbursed by the Assignor.

If Cresca (the “Company”) sells up to twenty four thousand (24,000) hectares of undeveloped land within one year as from the date hereof, the Assignee shall pay the Assignor, by means of a wire transfer to a bank account designated by the Assignor, an additional amount (X) equivalent to twenty five percent (25%) of the present value (discount rate to be considered of seven percent (7%) per year) of: the proceeds obtained by the Company in connection with such sale (A) divided by the total area, in hectares, of the sold land (B) less three hundred and fifty American Dollars (USD350.00), multiplied by the total area, in hectares, of the sold land. For clarification, the calculation of the aforementioned amount in indicated in the formula below:

X = 25% x {[(total proceeds/Amount of hectares to be sold) – 350] x Amount of hectares to be sold}

provided that, the amount resulting from dividing the proceeds obtained by the Company in connection with sale by the total area, in hectares, of the sold land shall be limited to one thousand American Dollars (USD 1,000.00), provided further, for clarification purposes, that (a) any sale of land in excess of twenty four thousand hectares (24,0000 has) and/or (b) any sale of land made after the date that is the first anniversary of the date hereof; shall not be taken into account for purposes of this obligation therefore the amount provided hereof will be paid only up to twenty four thousand hectares (24,0000 has);

1.	Nothing contained in this Assignment and no act done or omitted by Assignee pursuant to the powers and rights granted to Assignee hereunder shall be deemed to be a waiver by Assignee of any of Assignee’s rights and remedies hereunder. This Assignment is made and accepted without prejudice to any of such rights and remedies possessed by Assignee, and said rights and remedies may be exercised by Assignee either prior to, simultaneously with, or subsequent to any other action taken by Assignee hereunder or thereunder.

2.	All notices, demands or documents which are required or permitted to be given or served under this Assignment shall be given in the manner and to the parties as provided in the AGREEMENT OF PURCHASE AND SALE OF MEMBERSHIP INTERESTS, it being understood that, for purposes of this section, references to Agrotech S.A. shall be deemed as references to the Assignor.

3.	This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with, the laws of the State of New York. Purchaser and Seller irrevocably submit to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County and (b) the United States District Court for the Southern District of New York for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Purchaser and Seller irrevocably and unconditionally waive trial by jury and irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Supreme Court of the State of New York, New York County and (ii) the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. If any term or provision of this Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, under the law of the State of New York, parties will try to reach an understanding about that provision in order to make it valid and enforceable under the law of the State of New York; if parties does not reach an understanding, they will appoint one law firm each (or one law firm if parties agreed to do so) and summit the re-writing of the provision that is invalid or unenforceable to the law firm designated.

4.	Any sum of money emerging from the Advisory Agreement due but remain unpaid to the Assignor up to the date hereof is not included in this present assignment, and shall be paid by the Company to the Assignor. Assignee shall be obligated to (i) collect the monies owed to Assignor and transfer such amount to the account instructed by the Assignor or (ii) instruct the Company to transfer such owed amounts to the account that the Assignor informs to Assignee.

5.	Default

A.	Assignee Default; Termination by Assignor.

(i)	This Agreement may be terminated by Assignor by providing written notice of such termination to Assignee if there is a material breach or default by Assignee in the performance of its obligations under this Agreement which breach or default remains uncured for more than thirty (30) days after written notice of such breach or default is given to Assignee by Assignor.

(ii)	In the event of a material breach or default by Assignee in the performance of its obligations hereunder, at its option, Assignor shall have the right to either (a) seek specific performance of this Agreement, or (b) receive the Downpayment as liquidated damages. The rights of Assignor under this Section 5(A) shall be the sole and exclusive remedy under this Agreement for such breach or default by Assignee. Assignor agrees to, and does hereby, waive all other remedies against Assignee under this Agreement which Assignee might otherwise have at law or in equity by reason of such default by Assignor.

B. Assignor Default; Termination by Assignee.

(i)	This Agreement may be terminated by Assignee by providing written notice of such termination to Assignor if there is a material breach or default by Assignor in the performance of its obligations under this Agreement which breach or default remains uncured for more than fifteen thirty (30) days after written notice of such breach or default is given to Assignor by Assignee.

(ii)	In the event of a material breach or default by Assignor in the performance of its obligations hereunder, in lieu of terminating this Agreement pursuant to Section 5(B)(i), Assignee may seek specific performance of this Agreement.

C. Special Damages. Under no circumstances shall Assignor or Assignee have the right to seek consequential, punitive, indirect or special damages as a result of either party’s failure to comply with the terms of this Agreement.

IN WITNESS WHEREOF, Assignor has duly executed this Assignment as of the date first written above.

Assignor:

CRESUD S.A.C.Y.F. y A.

An Argentinean limited liability company

By:	/s/ Alejando G. Casaretto
Alejando G. Casaretto
Authorized Signatory

By:	/s/ Mariano Mitelman
Mariano Mitelman
Authorized Signatory

Assignee:

BRASILAGRO COMPANHIA BRASILEIRA DE PROPRIEDADES AGRICOLAS

A Brazilian limited liability company

By:	/s/ Julio Cesar de Toledo Piza Neto
Julio Cesar de Toledo Piza Neto
Authorized Signatory

By:	/s/ André Guillaumon
André Guillaumon
Authorized Signatory

Exhibit A

Advisory Agreement

The present advice contract (the “Contract”) takes place in the city of Buenos Aires, on September 3, 2008, between:

(1)	CRESCA S.A., a society properly organized and constituted under the laws of the Republic of the Paraguay, (the “Company”), represented in this act by Alejandro Gustavo Elsztain and Jacinto Rey Gonzalez, in their character of authorized as minutes of the management of September 3, 2008; and

(2)	CRESUD S.A.C.I.F. y A., a society properly organized and constituted under the laws of the Republic Argentina (“CRESUD” or the “Advisory” and together with the Company, the “Parties” and each one of them, a “Party”), represented in this act by Saul Zang and Gastón Armando Lernoud, in their character of attorneys.

CONSIDERING

(A)	That the Company will be holder of a property located in the Republic of the Paraguay (from now on the “Property”) due to and under the conditions settled down in the “Initial Agreement” subscribed on this date by the shareholders of the Company.

(B)	That, also, the Company is holder of an option right, by an amount of 100.000 hectares also located in the Republic of the Paraguay whose data and outlines are contained in the Annex I of this Contract (from now on the “Property of the Option”).

(C)	That the Company wants to designate the Property and, possibly, the Property of the Option to the development and exploitation of agriculture and livestock.

(D)	That CRESUD is a company leader in development and exploitation of agriculture and livestock in the Republic Argentina.

(E)	That, for that exposed in Considering D) precedent, CRESUD and its Affiliated have antecedents, proven knowledge, experience and enough specialization to develop the activities object of the Contract, what positions them as leaders companies in this segment of the market.

(F)	That, starting from the circumstances related in the previous clauses, CRESUD and its Affiliated have the know how, qualified personnel and the appropriate structures to provide the services object of this Contract.

(G)	That CRESUD has approved the subscription of the Contract through meeting of Management authorizing the attorneys there designated for the signature of the present Contract.

(H)	That the Company has approved the subscription of the Contract through meeting of Management of this date, authorizing for such effect those here signatories for the signature of the present Contract.

(I)	That the Contract contemplates in due form the protection of the social interest of the contracting parties and that the cited interest constitutes a fundamental principle in the interpretation and application of the present Contract.

THUS, considering the exposed premises and the mutual commitments and other terms and conditions here foreseen, the Parts agree the following:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. The terms defined in this article, will have the meaning attributed to them as follows:

“Affiliated”: It refers to when a society or a physical person (“A”) is controller or has the control of a society (“B”) and it is understood that “B” is controlled or is under the control of “A”, when “A”, in direct form and/or through other societies, is owner or holder of a participation that grants the necessary votes to form the social will in the social meetings or ordinary assemblies or exercises a dominant influence as consequence of shares, quotas or possessed parts of interest, or through the special existent bonds among the societies.

“Management”: means the Management of the Company.

“Approved Business Plan”: It has the meaning assigned in the Section 2.02 (c) of the present Contract.

“Advice”: It refers in general to the service of advice object of this Contract that CRESUD will provide to the Company regarding the exploitation of agriculture and livestock of the Property and, possibly, of the Property of the Option. This defined term includes the benefits that, as example, are detailed in the Section 3.01 of the Article III of the Contract, which in any case will constitute a result obligation.

ARTICLE II

SERVICE OF ADVICE

APPROVED BUSINESS PLAN

EXCLUSIVITY

Section 2.01. Appointment of the Advisor. The Company designates though the present Contract CRESUD so that it provides Advice with regard to the exploitation of agriculture and livestock that will be developed in the Property and, if appropriate, in the Property of the Option according to the terms and conditions of the Contract; and CRESUD accepts to provide this service. The Parts agree that the Advice will be carried out with caution, professionally and according to the usual rules of the business object of this agreement, per the compensation here foreseen. The Advisor is, and will be considered this way for all the purposes, an independent contractor. The Parts refer explicitly that the obligations assumed by the Advisor under the present Contract constitute obligations of mean and not of results.

Section 2.02. Business Plan.

(a)	With not less than ninety days (90) days of anticipation at the beginning of each economic exercise of the Company, or in more frequent form, being possible and according to the circumstances of the case, the Advisor will submit to the consideration of the Management a business plan to develop in the Property and, possibly, in the Property of the Option for the corresponding economic exercise (or for another corresponding period that appropriately prepares, in writing, the Company) (the “Business Plan”).

(b)	The proposed Business Plan should include for the corresponding period, among other aspects, the budget (the revenues, the expenditures, etc.), the terms, the plan of preparation of the land, the production plan and all the information corresponding to the effects of accomplishing the commitments assumed in the Section 3.01. of the Contract.

(c)	The Management will consider the proposed Business Plan for its approval. Within the thirty (30) days of having received, the Management should manifest on the proposed Business Plan and, if appropriate, will suggest the modifications that considers necessary or appropriate, at its discretion, for approving the Business Plan for the contemplated period (the “Approved Business Plan”). The Parts agree expressly that the approval of the Approved Business Plan for the Company implies in particular the formal acceptance at corporate level by the shareholders that compose the Company of the conditions and terms of the Approved Business Plan.

(d)	If the Advisor determines that it would be beneficial for the Company to modify (total or partially) the Approved Business Plan, the Advisor should prepare and present to the Management a report describing the new corresponding proposal. The Company commits expressly to approve the proposed modifications as long as they are reasonable and are duly substantiated.

Section 2.03 Exclusivity. The Parts agree that the Advice is required from the Advisor with exclusive character and that, thus, during the validity of the Contract, the Company won’t contract with third parties the provision of the advice service. It is specifically clarified that the Parts agree that the Advisor won’t have any limitation to provide advice services to other third parties, including their Affiliated.

Section 2.04. Future Properties to acquire. If the Company acquires the Property of the Option, all the terms and conditions of the Contract will be of application between the Parts regarding this property. Under the same sense, the terms and conditions before referred will also be of application to any other property that the Company acquires in the future, including but not limited to acquisition, leases, usufruct, etc.

ARTICLE III

SPECIFIC RESPONSIBILITIES AND DUTIES OF THE ADVISOR.

Section 3.01. Specific Responsibilities and Duties of the Advisor.

Subject to the dispositions of this Contract and to the legal normative applicable, the Advisor will be responsible for the Advice for the Company in the development and exploitation of agriculture and livestock of the Property and, if appropriate, of the Property of the Option, interacting with it or with the managers of the Company that are designated to such end in order to that the Company executes the Approved Business Plan, including, without limitation:

(a)	Advising and directing technically the Company in all the tasks that it should assume to the effects of develop and put in production of agriculture and/or livestock the hectares of its property;

(b)	Analyzing, selecting and proposing qualified contractors that can adapt to the necessities and conditions of the Company;

(c)	Supervising and observing the correct execution of the works contracted with the contractors elected by the Company;

(d)	Certifying the correct and complete finalization of the works ordered to the contractors of the Company;

(e)	Preparing and presenting to the Company a plan of production of agriculture and livestock once the Company has hectares ready for to sow / to dedicate to livestock;

(f)	Analyzing the costs of operation of the Company regarding the profitability and possibilities of optimization of resources;

(g)	Determining, selecting and presenting to the Company, considering reasonability and efficiency criteria, candidates to form the personnel of the Company, according to what is determined in the Approved Business Plan;

(h)	After prepared the land to sow and/or to dedicate to the livestock for the Company, the Advisor will plan and will propose to the Company a complete and efficient project of progressive exploitation of the land, keeping in mind its properties, climatic conditions of the place and estimated budget;

(i)	Selecting and presenting to the Company qualified suppliers of inputs (as for livestock—veterinary inputs, forage, etc.—as for agriculture—pesticides, fertilizers, etc.), qualified labor, specific technical advice, etc.

(j)	Ideating, organizing and systematizing processes inside the Company so that the tasks related to the livestock exploitation and the tasks of floor preparation, sow, fertilization, control of state of the sow, evolution of the cultivations, crop control and load and remission of transport; that is, so that all the mentioned tasks have a responsible and competent employee of the Company and his or her functions are well defined and can be easily supervised.

ARTICLE IV

REMUNERATION OF THE ADVISOR

REIMBURSABLE EXPENSES

Section 4.01 Remuneration of the Advisor.

(a)	As consideration for the Advice to the Company, it will pay to the Advisor: (a) a sum equivalent to 12% (twelve percent) annual on the amount effective total paid annually by the Company for the preparation of the lands for the development of agriculture and livestock for the first forty one thousand nine hundred thirty hectares (41.930 has.) and the equivalent to 10% (ten percent) of the concepts before indicated starting from the hectare forty one thousand nine hundred and thirty one (41.931) being specifically clarified that the “preparation of the lands” is the initial development so that the lands pass from the natural state to the productive state, not being included the later works that should be made on those lands for sow or future crops; and also: (b) a sum equivalent to 10% (ten percent) annual on the annual result of the gross margin of the exploitation resulting of the revenues for sales, minus: (i) the direct commercial expenses (including but not limited to: commission, tax retentions, freight and any other expense with cause or origin in the sales), (ii) the direct expenses of production; (iii) the structure expenses and (iv) tax costs. All of them are consequence of the exploitation of agriculture and livestock that will be accomplished by the Company.

(b)	The mentioned consideration will be paid annually by the Company to CRESUD within the first 30 (thirty) days of having approved the accounting statements of the Company. That amounts will be paid through bank transfer to the count that CRESUD indicates in reliable way or, in the absence thereof, in the domicile of CRESUD and against the presentation of the respective invoice that will include the corresponding taxes according to the legislation in force.

Section 4.02. Payments; Expenses and Reimbursements.

(a)	The Company will reimburse all the expenses reasonably documented of the Advisor for the development of the tasks inherent to the Contract, which are contained in the Section 3.01. precedent.

(b)	According to the specified in the section (a) previous, the Advisor will present before each application or invoice of recover to the Company, a detail of the payments and due refunds, jointly with the reasonable corresponding documentation of support whose amount will be paid or reimbursed, according to the case, by the Company within the fifteen (15) following days of the respective reception.

ARTICLE V

INDEMNITIES

Section 5.01 Indemnity of the Advisor.

(a)	The Company commits to maintain harmless and to reimburse the Advisor (and anyone of his or her directors, officials and employees) (the “Compensable Person”) for and against any responsibility, obligation, action, procedure, claim or demand (a “Claim Compensable”) and any reasonable expense (including fees and reasonable legal expenses) of such people object of the present indemnity, in reason or as consequence of the provision of Advising under the terms of the Contract except if the damage is derived of the wrong performance of his or her functions, abuse of the faculties granted to the Advisor or his or her negligence in the execution of its duties, according to the determined by the arbitrators under the procedure specified in the Section 9.02 of the present Contract.

(b)	Within the five (5) calendar days of having knowledge of any Compensable Claim, the Compensable Person should, as condition to conserve his or her compensation rights regarding this Compensable Claim, give written warning of such Compensable Claim (the “Notification of Claim”) to the Company, enunciating its nature and its amounts. When the Compensable Person had to be presented and/or to appear and/or to answer and/or to exclude regarding a Compensable Claim in a peremptory term (if that term is procedural, administrative or of any other nature) counted starting from the moment when he or she is aware of such Compensable Claim (the “Term to Answer”), the Compensable Person will make the Notification of Claim to the Company within a maximum term equal, in calendar days, to a half of the Term to Answer. The Compensable Person will give to the Company the information that has with regard to the Compensable Claim (including copies of any citation, demand or other documents that have been notified to him or her, as well as of any other written claim, intimation, invoice or document that credits or gives evidence to such Compensable Claim). The Company will have a maximum term equal, in calendar days, to the fourth part of the Term to Answer, restated in calendar days, counted starting from the date of the Notification of Claim to notify to the Compensable Person in writing its decision of assuming the defense of any Compensable Claim, in name and representation of the Compensable Person. If the Company decided to assume the Compensable Person defense, the registrations should be put at the disposition of the Company, as well as all other material that is required reasonably to exercise the defense against this Compensable Claim, including the grant of a power to the professionals that the Company designates (those that will be acceptable for the Compensable Person) or to make and to sign, through the Compensable Person attorneys, that the Company reasonably indicates for the best defense of the Compensable Claim, and the Compensable Person should cooperate and assist the Company in such defense, and as long as the Company defends in correct form and in good faith the Compensable Person, either personally or through lawyers and/or other professionals that are reasonably satisfactory for the Compensable Person, the Compensable Person could not pay, cancel or trade this Compensable Claim. If the Company decided to assume the Compensable Person defense and this one decides to exercise their own defense, the Compensable Person can do it to his or her own cost, whenever he or she makes the forced citation of the Company to be presented and/or to appear and/or to answer and/or to exclude with regard to this Compensable Claim in quality of third parties. In such a case, the obligation of The Company of reimbursing the Compensable Person with regard to this Compensable Claim will expire if the Compensable Person, in unreasonable and/or unfounded form, recognizes the facts and/or the rights on which this Compensable Claim is based or was declared rebellious, didn’t oppose defenses, didn’t offer tests, or stopped to carry out any other fundamental procedural act, necessary for the rejection of this Compensable Claim, unless the Compensable Person justifies or bases reasonably that this Compensable Claim had prospered similarly. If the Company opts for not defending the Compensable Person, or doesn’t demonstrate enough technical and/or financial capacity to assume such a defense, the Compensable Person will be entitled, besides all other right or resource that he or she has due the present Contract, to pay, to cancel, to trade or to defend the Compensable Claim, imputing all the cost that it implies to the Company, being understood that:

(i)	the Compensable Person doesn’t have obligation of participating in the defense of, or to defend a Compensable Claim; and

(ii)	if the Compensable Person assumes his or her own defense, or participates in the same one with the Company, he or she doesn’t diminish or reduces in any form the obligations of the Company of reimbursing the Compensable Person according to the present Contract, under the condition that, if the Compensable Person chooses not to defend a Compensable Claim, he or she will notify this circumstance to the Company within an maximum term equivalent to half term to answer. If the Compensable Person decided to cancel a Compensable Claim, he or she will notify the Company about he or her decision of doing it and the reasons thereof, delivering, if requested all the documentation previous referred, so that the Company accomplishes the observations that could correspond within a term of three (3) business days of having notified the decision of canceling this Compensable Claim and the Company should assume immediately the defense in name and in representation of the Compensable Person, otherwise this one can pay this Compensable Claim and the Company should reimburse the Compensable Person according to the present Contract.

ARTICLE VI

DURATION

Section 6.01. Duration. The present Contract will be valid for the term of ten (10) years counted from this date (the “Original Period”). However, this Contract will be automatically extended for two (2) additional periods of ten (10) years counted from the expiration of the Original Period (jointly, the “Additional Periods” and, individually, the “First Additional Period” and the “Second Additional Period” respectively). In addition, the present Contract may be renovated with posteriority to the expiration of the Additional Period for mutual expressed agreement of the Parts expressed in writing under the terms and conditions that are specified in each case.

ARTICLE VII

PREMATURE TERMINATION

Section 7.01. Premature Termination

The Contract will be terminated even before its expiration, in some of the following circumstances:

(i)	In any moment through rescission by mutual agreement of the Parts manifested in writing.

(ii)	If one of the Parts fails to comply with some of the obligations assumed presently, the trustworthy Part will be entitled to opt for: (a) demanding the execution of the unfulfilled obligation with the addition of the payment of the compensation that corresponds for the damages and damages experienced because of the nonfulfillment; or (b) declaring resolved the relationship contractual, under previous intimation to the other Part so that he or she fulfills the unfulfilled obligation granting him or her a minimum term of fifteen (15) days, without prejudice of the ability of claiming the damages and damages experienced because of the nonfulfillment.

Without prejudice of the exposed, the Parts establish that the interest on the obligations of payment will take place automatically by the single expiration of the conventional terms, while in the obligations of acting will take place upon expired the term of fifteen (15) days counted since the trustworthy part has intimate the execution to the Part with non-compliance.

In the obligations of payment, starting from the arrears, equivalent moratory interests will be due at the rate that the BNA perceives for its discount operations for thirty days according to the newspaper “Financial Environment” and if it is not published, according to another financial newspaper.

Section 7.02. Delivery of Securities.

Once terminated the Contract for any reason, the Advisor should deliver to the Company, or to who the Company designates, all the documentation, books and antecedents belonging to the Company that are in possession of the Advisor or what it has in its possession in representation or for account and order of the Company.

ARTICLE VIII

STATEMENTS AND GUARANTEES

ADDITIONAL OBLIGATIONS

Section 8.01. Statements and Guarantees. Additional Obligations.

(a)	The Company, on the Contract date, declares and guarantees that: (i) it is a properly constituted society and registered as anonymous society according to the laws of the Republic of the Paraguay and it commits to execute all the obligations, requirements, registrations and corresponding authorizations during the term of the Contract, including, without limitation, those referred to the payment of the national, provincial and municipal taxes and of the contributions and other taxes of labor and social security; (ii) the Contract doesn’t violate any applicable law or contractual forecast of which the Company is part; (iii) it has the corresponding authorizations to subscribe the Contract; (iv) it has the powers and enough abilities to develop their business just as it carries out them at the moment and just as it intends currently to conduct them; (v) the Contract represents a legally valid and binding obligation of the Company, and it is required against the Company according to its terms; and (vi) the Company has knowledge that some of the directors, executives and/or shareholders of the Advisor and/or of its controllers are, in turn, executives, shareholders and/or employees of the Company.

(b)	The Advisor, on the Contract date, declares and guarantees that: (i) it is a properly constituted society and registered as anonymous society according to the laws of the Republic Argentina and it commits to execute all the obligations, requirements, registrations and corresponding authorizations during the term of the Contract, including, without limitation, those referred to the payment of the national, provincial and municipal taxes and of the contributions and other taxes of labor and social security; (ii) the Contract doesn’t violate any applicable law or contractual forecast of which the Advisor is part; (iii) it has the corresponding authorizations to subscribe the Contract; (iv) it has the powers and enough abilities to develop their business just as it carries out them at the moment and just as it intends currently to conduct them; (v) the Contract represents a legally valid and binding obligation of the Advisor, and it is required against the Company according to its terms; and (vi) some of the directors, executives and/or shareholders of the Advisor and/or of its controllers are, in turn, executives, shareholders and/or employees of the Company and/or of its controllers or affiliated.

ARTICLE IX

MISCELLANEOUS

Section 9.01. Modifications. The Contract may be modified or left without effect, as well as the rights that it confers given up by anyone of the Parts, only through documents in writing, signed between the Parts.

Section 9.02. Solution of Controversies, Interests, Jurisdiction. In the event of arising any disagreement, controversy or conflict regarding the interpretation or execution of the present Contract, the Parts agree that the disagreement, controversy or conflict will be settled by means of a trial by arbitration according to the law to which end submit to the Court of Permanent Arbitration of the Buenos Aires Stock Exchange and to the application of its Regulation. The report of the Arbitral Court will be definitive and unappealable, without prejudice of the contained in the art. 760 of the C.P.C.C.N. of the Republic Argentina.

The Parts also recognize the faculty of this Court to order precautionary measures to preserve the interests and rights of the Parts during the procedure of the corresponding arbitral process.

The headquarters of the arbitration will be the Buenos Aires Stock Exchange, according to the dispositions of the art. 68 of the Buenos Aires Stock Exchange Statute.

Section 9.03. Applicable Law. The Contract and the rights and obligations derived of it will be judged and interpreted under the law of Argentina.

Section 9.04. Confidentiality. During the term of the present Contract and for a period of three (3) years after the finalization—for any reason—of the Contract, the Advisor won’t reveal neither will use and will take all the reasonable measures that are necessary to prohibit to its directors, employees, officials, shareholders, agents, managers or representatives of revealing or using, except in the execution of its functions under the present Contract, any confidential information related to the administration of the Property or the business and activities of the Company to which such people have or have had access. In turn, during the term of the Contract and for a period of three (3) years after the finalization—for any reason—of the present Contract, the Company won’t reveal the content of the Contract. The duty of confidentiality will be excused regarding that information that should be revealed with base in legal requirements of competent public authorities, seeking in all the cases and with the biggest extension allowed by the applicable normative, to reveal only the information that is indispensable, and the Part required or forced should make its best efforts so that the confidential information is treated as such by the respective authority. Additionally, the obligation of confidentiality will cease if the corresponding information is or become public for any means or cause, unless it had become public violating the duty of confidentiality.

Section 9.05. Notifications. The reports, notifications and communications under the present Contract will be made in writing and will be given by hand or directed by mail or fax to the Parts to the following indicated addresses or to the address that the receiver had informed in writing to the other Part.

Company:

CRESCA S.A.

Florida 537, Piso 18

Buenos Aires City

Argentina

Fax: 5166-7070

At.: Mr. President

Advisor:

CRESUD S. A. C. I. F. y A.

Moreno 877, Piso 23

Buenos Aires

Argentina

Fax: 4344-4684

At: Mr. President

(b)	Unless otherwise specified, all report, notification and all other communication sent according to the foreseen in the precedent section should be considered delivered: if it was made personally, in the reception date and if it was carried out via fax or by mail, in the date when such fax or letter had been received by the other Part.

(c)	Any modification of the domiciles and other data indicated in this Section should be properly notified to the other Part.

Section 9.06. Parts. The Contract is subscribed in two (2) copies, each one of them will be considered as original, constituting both a single instrument.

Section 9.07. Performance Through Affiliated. The Advisor may develop the Advice object of the Contract through an Affiliate to whose effects will communicate in writing to the Company.

Section 9.08. Assignment of the Rights and Obligations. The rights and obligations established in the Contract cannot be given or transferred, without the previous consent in writing of the other Part and any assignment or transfer that was not properly authorized will constitute a substantial violation of the Contract except if CRESUD assigns the Contract to an Affiliated, in which case it should proceed according to the established in the previous Section 9.07.

Section 9.09. Partial invalidity. (a) If any clause of the Contract was declared illegal, invalid or unenforceable, the remaining clauses will maintain full validity and the Parts agree to celebrate the complementary agreements that were necessary to replace the clause affected by another that, satisfying the requirements of legality, validity and enforceability, offers reasonably the result that the Parts agreed in the Contract.

(b)	Without prejudice of the rest of the dispositions of the Contract:

(i)	The lack of demand of any of the Parts in any moment regarding the execution of any obligation in charge of the other Part according to the Contract won’t affect its right to claim that fulfillment in the future, and

(ii)	The renouncement of any of the Parts to claim regarding the nonfulfillment of any obligation in charge of the other Part, in one or more opportunities, won’t be considered neither interpreted as a renouncement to exercise this right in the future neither as a renouncement regarding any other obligation.

As proof of conformity they subscribe two (2) copies of same tenor and for a single effect in the place and date mentioned in the heading.

For: CRESCA S.A.

Name: Alejandro G. Elsztain	Name: Jacinto Rey Gonzalez

For: CRESUD SACIF y A

Name: Saúl Zang	Name: Gastón A. Lernoud

Exhibit B

[__] de Diciembre de 2013

CRESCA S.A.

Bernardino Caballero 219

c/Mcal Lopez, Barrio Bernardino Caballero

Ciudad de Asunción

Republica del Paraguay

Ref.: Cesión de Contrato de Asesoramiento a Sociedad Afiliada

De nuestra mayor consideración:

Nos dirigimos a Uds, en nuestro carácter de apoderado de Cresud S.A.C.I.F. y A. a efectos de comunicarles que hemos procedido a ceder el Contrato de Asesoramiento de fecha 3 de septiembre de 2008 celebrado entre CRESCA S.A. y nuestra representada a la sociedad afiliada BRASILAGRO COMPANHIA BRASILEIRA DE PROPRIEDADES AGRICOLAS. La presente comunicación se hace en los términos de la Sección 9.07 del referido contrato de asesoramiento, toda vez que la cesionaria es una compañía afiliada a la cedente.

Sin otro particular, los saludamos muy atentamente,

P/CRESUD S.A.C.I.F. y A.

Apoderado	Apoderado